KLR Energy Acquisition Corp.

811 Main Street
18th Floor
Houston, TX 77002

  March 7, 2016

VIA EDGAR

Matthew Crispino

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	KLR Energy Acquisition Corp.
Registration Statement on Form S-1
Filed January 19, 2016, as amended
File No. 333-209041

Dear Mr. Crispino:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, KLR Energy Acquisition Corp. (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on Wednesday, March 9, 2016, or as soon as thereafter practicable.

Please note that we acknowledge the following:

·	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Gary C. Hanna
Gary C. Hanna
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Graubard Miller